FILE No.
82-4990

モリソン・フォースター外国法事務弁護士事務所*
伊藤 見富法律事務所
（特定共同事業事務所）

MORRISON & FOERSTER [redacted]
ITO & MITOMI
(REGISTERED ASSOCIATED OFFICES)

03007924

03 APR -8 AM 7:21

April 4, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

- A summary English translation of the Outline of Business Plan for the year ending March 31, 2004

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-[illegible] facsimile +813-5334-1358).

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Very truly yours,

Ito & Mitomi

Enclosure

dlw 4/14

tk-76262 v12

FILE No.
82-4990

(Summary Translation)

March 19, 2003
East Japan Railway Company

Outline of Business Plan for the year ending March 31, 2004

[Outline of the business plan of East Japan Railway Company (the "Company") for its fiscal year ending March 31, 2004 is described. Topics discussed are as follows:]

1. Basic Policy of Business Operation

2. Business Strategies and Plans

(1) Creation of Customer Value / Pursuit of Customer Satisfaction

(a) Ensure of Safe Transportation

(b) Enhancement of Customer Service

(c) Enhancement of Railway Networks and Improvement of Transportation Services

(d) Development of "Station Renaissance"

(e) Development of Tokyo Station Facilities

(f) Improvement of Product Planning

(2) Operation Reform by Technology Creation

(a) Promotion of Technology Development for "e@train"

(b) Introduction of IC Card "Suica"

(c) Utilization of Internet

(d) Improvement of ubiquitous environment in stations and trains

(3) Harmony with Society / Cooperation with Environment

(a) Promotion of Environment Management

(b) Promotion of Barrier Free

(c) Harmony with Society

(4) Creation of Incentives for Employees / Creation of Employees' Energy

(5) Enhancement of Shareholder's Value

(6) Establishment of Group Management

(7) Plan for Each Operational Areas

Balance Plan (Non-consolidated)

(100 million yen)

	Plan for the year ending March 31, 2004 (A)	Plan for the year ended March 31, 2003 (B)	Increase or Decrease (A - B)
Operating revenues	19,000	19,010	▲10
Operating income	3,050	3,000	50
Ordinary income	1,730	1,420	310
Net income	940	830	110

Reduction of Long-Term Debt

(100 million yen)

	Plan for the year ending March 31, 2004 (A)	Plan for the year ended March 31, 2003 (B)	Increase or Decrease (A-B)
Balance	400	1,100	▲700

Plan for Major Capital Investment (Non-consolidated)

(100 million yen)

	Plan for the year ending March 31, 2004	Plan for the year ended March 31, 2003	Increase or Decrease
Transportation services	2,210	2,260	▲50
(Safety investments)	(960)	(980)	(▲20)
Lifestyle services	220	220	0
Total	2,430	2,480	▲50